                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the Month of December 2004

                        SHINHAN FINANCIAL GROUP CO., LTD.
                 (Translation of registrant's name into English)

              120, 2-Ga, Taepyung-Ro, Jung-Gu, Seoul 100-102, Korea
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                   Form 20-F   X       Form 40-F
                             -----               -----

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

         Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                   Yes                 No   X
                       -----              -----

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.

INVESTMENT IN HYUNDAI MOTOR COMPANY AND OTHER COMPANIES BY SHINHAN BANK
     On December 22, 2004, Shinhan Bank, our wholly owned bank subsidiary, decided to purchase 30,000 shares of common stock or 0.05% of Hyundai Motor for an aggregate purchase price of KRW 1,606,725,120.
     The following is a summary of the capital investment by Shinhan Bank from October 28, 2004 to December 22, 2004.

----------------------------------------------------------------------------------------------------------
                                                                                           Accumulated %
                               Business Scope       Acquisition date  Acquisition Price   Ownership after
                                                                        (KRW million)     the acquisition
----------------------------------------------------------------------------------------------------------
Hanmaum Financial          Work-out program for
Company                      consumer creditor       Oct. 28, 2004                  311              0.29
----------------------------------------------------------------------------------------------------------
Korea Road Infra              Asset Management       Nov. 23. 2004               11,779              7.93
----------------------------------------------------------------------------------------------------------
Hyundai Motor Company     Automobile Manufacturing   Nov. 30. 2004                1,520              0.01
----------------------------------------------------------------------------------------------------------
Credit Life Co               Credit Information      Nov. 30. 2004                4,500              9.00
----------------------------------------------------------------------------------------------------------
Hyundai Motor Company     Automobile Manufacturing    Dec. 1. 2004                  659              0.02
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery          Dec. 2. 2004                3,085              0.91
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery          Dec. 3. 2004                3,406              0.95
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery          Dec. 6. 2004                3,255              0.98
----------------------------------------------------------------------------------------------------------
Korea Road Infra              Asset Management        Dec. 7 2004                 7,068              7.93
----------------------------------------------------------------------------------------------------------
Hyundai Motor Company     Automobile Manufacturing    Dec. 7. 2004                  860              0.03
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery          Dec. 7. 2004                1,279              1.00
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery          Dec. 8. 2004                1,145              1.01
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery          Dec. 9. 2004                7,713              1.11
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery         Dec. 10. 2004               12,853              1.26
----------------------------------------------------------------------------------------------------------
Hyundai Motor Company     Automobile Manufacturing   Dec. 10. 2004                1,003              0.04
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery         Dec. 13. 2004                2,952              1.30
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery         Dec. 14. 2004                2,893              1.34
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery         Dec. 15. 2004                2,864              1.38
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery         Dec. 16. 2004                2,930              1.41
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery         Dec. 17. 2004                5,609              1.49
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery         Dec. 20. 2004                5,774              1.57
----------------------------------------------------------------------------------------------------------
SK Corporation                  Oil Refinery         Dec. 21. 2004                4,114              1.63
----------------------------------------------------------------------------------------------------------
Hyundai Motor Company     Automobile Manufacturing   Dec. 22. 2004                1,607              0.05
----------------------------------------------------------------------------------------------------------


RESIGNATION OF EXECUTIVE OFFICER
On December 22, 2004, Mr. Hee Soo Kim, senior executive vice president of Shinhan Financial Group resigned his position to join Chohung Bank, one of our major bank subsidiaries, as deputy president. Mr. Kim also resigned his position as outside director and audit committee member in Shinhan Bank, our wholly owned bank subsidiary.

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            SHINHAN FINANCIAL GROUP CO., LTD.


                                            By /s/ Byung Jae Cho
                                            ------------------------------------
                                            Name: Byung Jae Cho
                                            Title: Chief Financial Officer

Date : December 23, 2004